[redacted]

06009921

UNITED STATES
[...]IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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[...]JAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING
RECEIVED
AUG 29 2006
WASHINGTON DC 209 SECTION

SEC FILE NUMBER
8-18811

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JULY 1, 2005 (MM/DD/YY) AND ENDING JUNE 30, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R.W. ELLWOOD & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 7TH AVENUE SUITE 601
(No. and Street)

NEW YORK	NY	10123
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT J. ELLWOOD (212) 425-3360
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SANFORD BECKER & CO., P.C.
(Name – *if individual, state last, first, middle name*)

1430 BROADWAY-6TH FLOOR	NEW YORK	NY	10013
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 21 2006 E
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT J. ELLWOOD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R.W. ELLWOOD & CO., INC., as of JUNE 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LINDA BAIO
Notary Public, State of New York
No. 01BA6087222
Qualified in New York County
Commission Expires Feb. 10, 2007

Signature

PRES

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in ~~Financial Condition~~. CASH FLOWS
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

R.W. ELLWOOD & CO., INC.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

ON PART II OF FORM X-17A-5

YEAR ENDED JUNE 30, 2006

R.W. ELLWOOD & CO., INC.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT ON PART II OF FORM X 17A 5

YEAR ENDED JUNE 30, 2006

SANFORD BECKER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
NEW YORK

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART II [11]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):
1) Rule 17a-5(a) [X] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18
4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER

R.W. ELLWOOD & CO., INC. [13]

SEC FILE NO. 8-13311 [14]

FIRM I.D. NO. 007021 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

450 7TH AVENUE, SUITE 601 [20]
(No. and Street)

NEW YORK [21] NY [22] 10005 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY) JULY 1, 2005 [24]

AND ENDING (MM/DD/YY) JUNE 30, 2006 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT J. ELLWOOD [30] (Area Code) — Telephone No. (212) 425-3360 [31]

NAMES OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: OFFICIAL USE

[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements, and schedukes remain true, correct and complete as previously submitted.

Dated the ____________ day of ____________, ____
Manual signatures of:

1) ______________________________
Principal Executive Officer or Managing Partner

2) ______________________________
Principal Financial Officer or Partner

3) ______________________________
Principal Operations Officer or Partner

ATTENTION — Intentional misstatement or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

R.W. ELLWOOD & CO., INC.

JUNE 30, 2006

CONTENTS

	PAGE
Report of Independent Certified Public Accountants	1
Statement of Financial Condition	2 – 5
Statement of Earnings	6
Statement of Stockholders' Equity	7
Statement of Cash Flows	8
Notes to Financial Statements	9 - 10
SUPPLEMENTARY SUPPORTING SCHEDULES:	
Computation of Net Capital and Alternate Net Capital Requirement	11 - 12
Computation for Determination of Reserve Requirements For Broker-Dealers Under Rule 15c3-3	13
Information for Possession or Control Requirements Under Rule 15c3-3	14
Reconciliation Between the Audited and Unaudited Statements of Financial Condition as of June 30, 2006	15
Report on Internal Control	16 - 17

SANFORD BECKER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

RICHARD S. BECKER, C.P.A.
SANFORD E. BECKER, C.P.A.
GEORGE S. GETZ, C.P.A.

SANFORD BECKER, C.P.A. 1922-1994

1430 BROADWAY
NEW YORK, N.Y. 10018
TELEPHONE - (212) 921 - 9000
FACSIMILE - (212) 354 - 1822

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACOUNTANTS

Board of Directors
R.W. Ellwood & Co., Inc.

We have audited the accompanying statement of financial condition of R.W. Ellwood & Co., Inc. as of June 30, 2006 and the related statements of income, changes in stockholders' equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of R.W. Ellwood & Co., Inc. as of June 30, 2006 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules listed on the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exhange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

New York, New York
July 24, 2006

Sanford Becker & Co PC

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER R W ELLWOOD & CO , INC | N 2 | 100

STATEMENT OF FINANCIAL CONDITION

as of (MM/DD/YY) JUNE 30, 2006 | 99
SEC FILE NO. 3 13311 | 98
Consolidated | 198
Unconsolidated X | 199

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 15,012	200			$ 15,012	750
2. Cash segregated in compliance with federal and other regulations		210				760
3. Receivable from brokers or dealers and clearing organizations:						
A. Failed to deliver:						
1. Includable in "Formula for Reserve Requirements"		220				
2. Other		230				770
B. Securities borrowed:						
1. Includable in "Formula for Reserve Requirements"		240				
2. Other		250				780
C. Omnibus accounts:						
1. Includable in "Formula for Reserve Requirements"		260				
2. Other		270				790
D. Clearing organizations:						
1. Includable in "Formula for Reserve Requirements"		280				
2. Other	222,120	290			222,120	800
E. Other		300	$	550		810
4. Receivables from customers:						
A. Securities accounts:						
1. Cash and fully secured accounts		310				
2. Partly secured accounts		320		560		
3. Unsecured accounts				570		
B. Commodity accounts		330		580		
C. Allowance for doubtful accounts	( )	335	( )	590		820
5. Receivables from non-customers:						
A. Cash and fully secured accounts		340				
B. Partly secured and unsecured accounts		350		600		830
6. Securities purchased under agreements to resell		360		605		840
7. Securities and spot commodities owned, at market value:						
A. Bankers acceptances, certificates of deposit and commercial paper		370				
B. U.S. and Candaian government obligations		380				
C. State and municipal government obligations		390				
D. Corporate obligations		400				

OMIT PENNIES

SEE NOTES TO FINANCIAL STATEMENTS

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER R W ELLWOOD & CO INC as of JUNE 30, 2006

STATEMENT OF FINANCIAL CONDITION

ASSETS

		Allowable		Non-Allowable		Total	
E. Stocks and warrants [9]		$ 3,970	410				
F. Options			420				
G. Arbitrage			422				
H. Other securities			424				
I. Sport commodities			430			$ 3,970	850
8. Securities owned not readily marketable:							
A. At Cost [8] $	130		440	$	610		860
9. Other investments not readily marketable:							
A. At Cost $	140						
B. At estimated fair value			450		620		870
10. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:							
A. Exempted securities $	150						
B. Other $	160 [10]		460		630		880
11. Secured demand notes-market value of collateral:							
A. Exempted securities $	170						
B. Other $	180		470		640		890
12. Memberships in exchanges:							
A. Owned, at market value $	190						
B. Owned at cost					650		
C. Contributed for use of company, at market value				[12]	660		900
13. Investment in and receivables from affiliates, subsidiaries and associated partnerships			480		670 [14]		910
14. Property, furniture, equipment, leasehold improvements and rights under lease agreements: At cost (net of accumulated depreciation and amortization)			490		680		920
15. Other Assets:							
A. Dividends and interest receivable			500		690		
B. Free shipments			510		700		
C. Loans and advances			520	9,201	710		
D. Miscellaneous [11]		170,000	530	35,858	720	215,059	930
16. TOTAL ASSETS		$ 416,102	540 [13]	$ 45,059	740	$ 461,161	940

OMIT PENNIES

SEE NOTES TO FINANCIAL STATEMENTS

BROKER OR DEALER R.W. ELLWOOD & CO., INC. as of JUNE 30, 2006

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY (continued)

Liabilities	A.I. Liabilities*	Non-A.I. Liabilities*	Total
17. Bank loans payable:			
A. Includable in "Formula for Reserve Requirements"	$ [1030]	$ [1240]	$ [1460]
B. Other	[1040]	$ [1250]	$ [1470]
18. Securities sold under repurchase agrement		[1260]	[1480]
19. Payable to brokers or dealers and clearing organizations:			
A. Failed to receive:			
1. Includable in "Formula for Reserve Requirements"	[1050]	[1270]	[1490]
2. Other	[1060]	[1280]	[1500]
B. Securities loaned:			
1. Includable in "Formula for Reserve Requirements"	[1070]		21 [1510]
2. Other	16 [1080]	[1290]	[1520]
C. Omnibus accounts:			
1. Includable in "Formula for Reserve Requirements"	[1090]		[1530]
2. Other	[1095]	19 [1300]	[1540]
D. Clearing organizations:			
1. Includable in "Formula for Reserve Requirements"	[1100]		[1550]
2. Other	[1105]	[1310]	[1560]
E. Other	[1110]	[1320]	[1570]
20. Payable to customers:			
A. Securities accounts-including free credits of 15 $ [950]	[1120]		22 [1580]
B. Commodities accounts	17 [1130]	[1330]	[1590]
21. Payable to non customers:			
A. Securities accounts	[1140]	[1340]	[1600]
B. Commodities accounts	[1150]	[1350]	[1610]
22. Securities sold not yet purchased at market value-including arbitrage of $ [960]		[1360]	[1620]
23. Accounts payable and accrued liabilities and expenses:			
A. Drafts payable	[1160]		[1630]
B. Accounts payable	15,342 [1170]		15,342 [1640]
C. Income taxes payable	[1180]		23 [1650]
D. Deferred income taxes		20 [1370]	[1660]
E. Acrued expenses and other liabilities	[1190]		[1670]
F. Other	18 [1200]	[1380]	[1680]

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

SEE NOTES TO FINANCIAL STATEMENTS

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER R.W. ELLWOOD & CO., INC. as of JUNE 30, 2006

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY (continued)

Liabilities	A.I. Liabilities*	Non-A.I. Liabilities*	Total
24. Notes and mortgages payable:			
A. Unsecured	$ [1210]		$ [1690]
B. Secured	▼25 [1211]	$ [1390]	[1700]
25. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders ▼24 $ [970]			
2. Includes equity subordination (15c3-1(d)) of .... $ [980]			
B. Securities borowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	▼27 [1730]
1. from outsiders $ [1000]			
2. Includes equity subordination (15c3-1(d)) of .... $ [1010]			
D. Exchange memberships contributed for use of company, at market value		▼26 [1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
26. TOTAL LIABILITIES	$ 15,342 [1230]	$ [1450]	$ 15,342 [1760]
Ownership Equity			
27. Sole Proprietorship			$ [1770]
28. Partnership-limited partners	$ [1020]		$ [1780]
29. Corporation:			
A. Preferred stock			[1791]
B. Common stock			▼28 58,473 [1792]
C. Additional paid-in capital			[1793]
D. Retained earnings			387,346 [1794]
E. Total			445,819 [1795]
F. Less capital stock in treasury			( ) [1796]
30. TOTAL OWNERSHIP EQUITY			$ 445,819 [1800]
31. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 461,161 [1810]

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

R.W. ELLWOOD & CO., INC.
STATEMENT OF EARNINGS
YEAR ENDED JUNE 30, 2006

REVENUE			
Commissions		$	718,857
	TOTAL	$	718,857
EXPENSES			
Employee Compensation & Benefits		$	430,247
Communications			34,763
Occupancy and Equipment Rental			102,789
Promotional Costs			5,012
Taxes			1,603
Clearing Costs			31,300
Regulatory Fees			5,254
Other Operating Expenses			171,975
	TOTAL	$	782,943
Net Loss		$	(64,086)

SEE NOTES TO FINANCIAL STATEMENTS

R.W. ELLWOOD & CO., INC.
STATEMENT OF STOCKHOLDERS' EQUITY
YEAR ENDED JUNE 30, 2006

	COMMON STOCK	RETAINED EARNINGS	TOTAL
BALANCE at July 1, 2005	$ 58,473	$ 451,431	$ 509,904
Net Loss		(64,086)	(64,086)
Balance at June 30, 2006	$ 58,473	$ 387,345	$ 445,818

SEE NOTES TO FINANCIAL STATEMENTS

R.W. ELLWOOD & CO., INC.
STATEMENT OF CASH FLOWS
YEAR ENDED JUNE 30, 2006
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

Cash Flows from Operating Activities:			
Net Loss		$	(64,086)
Adjustments to Reconcile Net Loss to Net Cash Used for Operating Activities:			
Depreciation and Amortization	(11,468)		
Decrease in Receivable from Brokers or Dealers and Clearing Organizations:	(58,113)		
Increase in Acounts Payable and Accrued Expenses Payable:	(3,342)		
Increase in Other Assets:	27,129		
Total Adjustments			(45,794)
Net Cash Used for Operating Activities		$	(18,291)
Cash Flows From Invesating Activitis:			
Increase in Securities Owned			3,312
Net Cash Provided by Investing Activities		$	21,603
Net Decrease in Cash and Cash Equivalents			(21,603)
Cash and Cash Equivalents at Beginning of Year			36,615
Cash and Cash Equivalents at End of Year		$	15,012

Supplemental Cash Flows Disclosures

Income Tax Payments	None
Interest Payments	None

For the purpose of the statement of cash flows, the company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

(1) Summary of Significant Accounting Policies:

(a) Accounting for securities transactions is on a settlement date basis (Normally three business days after trade date).

(b) Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is computed using accelerated methods over the estimated useful lives of the related assets.

(c) In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market value (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for customer and counter party with which it conducts business. R.W. Ellwood & Co., Inc does not do business in foreign currency, futures or forward contracts.

(d) The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

(e) The company is obligated under a noncancelable operating lease for its office premises expiring September 30, 2010. Total remaining obligations under this lease amount to $204,000.00.

(f)

(2) Capital Stock:

Capital Stock consists of the following:

Common Stock without par value
Authorized 1, 000 Shares
Issued and outstanding, 556 Shares

(3) Net Capital Requirement:

The Company registration with the Securities & Exchange Commission became effective February 2, 1976.

As a registered Broker-Dealer, R.W. Ellwood & Co., Inc. is subject to Rule 15c3-1 of the Securities & Exchange Commission which specifies uniform minimum net capital requirements for its registrants. At June 30, 2006 R.W. Ellwood & Co., Inc. had net capital of $399,414 which exceeded requirements by $249,414 the percentage of aggregate indebtedness to net capital as of June 30, 2006 was 4%. At all times during the year, R.W. Ellwood & Co., Inc was in compliance with the net capital rules.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER R.W. ELLWOOD & CO., INC. as of JUNE 30, 2006

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Conditon - Item 1800			$ 445,319	3480
2. Deduct Ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			445,319	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 445,319	3530
6. Deductions and/or charges:				
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 45,059	3540		
1. Additional charges for customers' and non-customers' security accounts	$	3550		
2. Additional charges for customers' and non-customers' commodity accounts		3560		
B. Aged fail-to-deliver		3570		
1. Number of items 3450				
C. Aged short security differences-less reserve of $ 3460		3580		
number of items 3470				
D. Secured demand note deficiency		3590		
E. Commodity futures contracts and spot commodities - proproetary capital charges		3600		
F. Other deductions and/or charges		3610		
G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)		3615		
H. Total deductions and/or charges			(45,059)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			$ 400,760	3640
9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities committments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Bankers' acceptances, certificates of deposit and commercial paper		3680		
2. U.S. and Canadian government obligations		3690		
3. State and municipal government obligations		3700		
4. Corporate obligations		3710		
5. Stocks and warrants	1,346	3720		
6. Options		3730		
7. Arbitrage		3732		
8. Other securities		3734		
D. Undue Concentration		3650		
E. Other (List)		3736	(1,346)	3740
10. Net Capital			$ 399,414	3750

OMIT PENNIES

SEE NOTES TO FINANCIAL STATEMENTS

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER R.W. ELLWOOD & CO., INC. as of JUNE 30, 2006

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$	900	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	150,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	150,000	3760
14. Excess net capital (line 10 less 13)	$	249,414	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	35 $		3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$	15,342	3790
17. Add:					
A. Drafts for immediate credit	34 $	3800			
B. Market value of securities borrowed for which no equivilent value is paid or credited	$	3810			
C. Other unrecorded amounts (List)	$	3820	$		3830
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))			$		3838
19. Total aggregate indebtedness			$	15,342	3840
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by lne 10)			%	4%	3850
21. Percentage of aggregate indebtedness to net capital *after* anticipated capital withdrawals (line 19 ÷ by line 10 less Item 4880 page 25)			%		3853

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debt items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	36 $	N/A	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line17 page 8)	%		3851
27. Percentage of Net Capital, *after* anticipated capital withdrawals, to Aggregate Debits (line 10 less item 4880 page 11 ÷ by line 17 page 8)	%		3854
28. Net capital in excess of the greater of: A. 5% of combines aggregate debit items or $120,000	$		3920

OTHER RATIOS

Part C

29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	%		3860
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital	%		3852

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agrements or secured demand notes covered by subordination agrements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

SEE NOTES TO FINANCIAL STATEMENTS

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER R.W. ELLWOOD & CO., INC as of JUNE 30, 2006

COMPUTATION FOR DETERMINATION OF RESERVE REQUIRTEMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3
(See Rule 15c3-3, Exhibit A and Related Notes)

CREDIT BALANCES

1. Free credit balances and other credit balancesin customers' security accounts (see Note A, Exhibit A, Rule 15c3-3) ▼46	$ [4340]	
2. Monies borrowed collateralized by securities carried for the accounts of customers (see Note B)	[4350]	
3. Monies payable against customers' securities loaned (see Note C)	[4360]	
4. Customers' securities failed to receive (see Note D)	[4370]	
5. Credit balances in firm accounts which are attributable to principal sales to customers	[4380]	
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days	[4390]	
7. **Market value of short security count differences over 30 calendar days old	[4400]	NOT
8. **Market value of short securities and credits (not to be offset by logs or by debits) in all suspense accounts over 30 calendar days ▼47	[4410]	APPLICABLE
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agnet or the issuer during the 40 days	[4420]	
10. Other (List)	[4425]	
11. TOTAL CREDITS		$ [4430]

DEBIT BALANCES

12. **Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	$ [4440]	
13. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	[4450]	
14. Failed to deliver of customers' securities not older than 30 calendar days	[4460]	
15. Margin required and on deposit with Options Clearing Corporation for all option contracts written or purchased in customer accounts (see Note F)	[4465]	
16. Other (List). ▼48	[4469]	
17. **Aggregate debit items		$ [4470]
18. **Less 3% (for alternative method only–see Rule 15c3-1(f)(5)(i)		( ) [4471]
19. **TOTAL 14c3-3 DEBITS		$ [4472]

RESERVE COMPUTATION

20. Excess of total debits over total credits (line 19 less line 11) ▼49	$ [4480]
21. Excess of total credits over total debits (line 11 less line 19)	[4490]
22. If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits	[4500]
23. Amount held on deposit in "Reserve Bank Account(s)," including value of qualified securities, at end of reporting period	[4510]
24. Amount of deposit (or withdrawal) including $ [4515] value of qualified securities	[4520]
25. New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $ [4525] value of qualified securities	$ [4530]
26. Date of deposit (MMDDYY)	[4540]

FREQUENCY OF COMPUTATION

27. Daily▼50 [4332] Weekly [4333] Monthly [4334]

** In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1.

SEE NOTES TO FINANCIAL STATEMENTS

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER R.W. ELLWOOD & CO., INC. as of JUNE 30, 2005

COMPUTATION FOR DETERMINATION OF RESERVE REQUIRTEMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3 (continued)

EXEMPTIVE PROVISIONS

28. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check only one)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1	$ NOT APPLICABLE	4550
B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained		4560
C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm ____ 4335		4570
D. (k)(3) — Exempted by order of the Commission		4580

Information for Possession or Control Requirements Under Rule 15c3-3

State the market valuation and number of otems of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possesion or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frame specified under Rul 15c3-3. Notes A and B	$	4586
A. Number of items		4587
2. Customers' fully paid securities and excess margin securities for which instructions to reduce possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C and D	$	4588
A. Number of items		4589

OMIT PENNIES

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 .... Yes X 4584 No ____ 4585

NOTES

A—Do not include in item one customers' fully paid and excess margin securities required by Rule 15c3-3 to be in possession or control but for which no action was required by the respondent as of the report date or required action was taken by respondent with the time frames specified under Rule 15c3-3.

B—State separately in response to items one and two whether the securities reported in response thereto were subsequently reduced to possession or control by the respondent.

C—Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D—Item two must be responded to only with report which is filed as of the date selected for the broker's or dealer's annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date, rather than with the remainder of this report. This information may be required on a more frequest basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).

SEE NOTES TO FINANCIAL STATEMENTS

R.W. ELLWOOD & CO., INC.
RECONCILIATION BETWEEN AUDITED AND UNAUDITED
STATEMENTS OF FINANCIAL CONDITION
JUNE 30, 2006

Unaudited Total Ownership Equity - June 30, 2006	$458,890
Audit Adjustments:	
Yeat End Acccruals - Depreciation and Expense Accruals	13,071
Audited Total Ownership Equit - June 30, 2006	$445,819

SEE NOTES TO FINANCIAL STATEMENTS

SANFORD BECKER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

RICHARD S. BECKER, C.P.A.
SANFORD E. BECKER, C.P.A.
GEORGE S. GETZ, C.P.A.

SANFORD BECKER, C.P.A. 1922-1994

1430 BROADWAY
NEW YORK, N.Y. 10018
TELEPHONE - (212) 921 - 9000
FACSIMILE - (212) 354 - 1822

REPORT ON INTERNAL CONTROL

Board of Directors
R.W. Ellwood & Co., Inc.

In planning and performing our audit of the financial statements of R.W. Ellwood & Co., Inc., for the year ended June 30, 2006, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17A-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by R.W. Ellwood & Co., Inc., that we considered relevant to the objectives stated in rule 17A-5 (g), (i) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17A-3 (a) (ii) and the reserve required by rule 15C3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17A-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15C3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility and safeguarded against loss from unauthorized use or disposition and that the transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with general accepted accounting principals. Rule 17A-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitaitons in an internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluaiton of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all mattters in the internal control structure that might be material weaknesses under standards established by American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing theier assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as difined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such obectives in all material respects indicated a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2006 to meet the Commision's objectives.

This report is intended solely for the use of management, the Securities Exchange Commission, and other regulatory agencies which rely on Rule 17A-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

New York, New York,
July 24, 2006